SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. __)
ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
04247X102
(CUSIP Number)
Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 10, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No.	04247X102	Page	2	of	12

1	NAMES OF REPORTING PERSONS Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust — 20-5578170

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO — See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,981,480 — See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,981,480

WITH	10	SHARED DISPOSITIVE POWER

0 — See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,981,480 — See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Introductory Note
     This Schedule 13D filed by Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”). The Trust acquired 36,981,480 shares (the “Trust Shares”) of common stock, par value $0.01 per share (“Issuer Common Stock”) of Armstrong World Industries, Inc., a Pennsylvania corporation (the “Corporation”) under the Fourth Amended Plan of Reorganization, as Modified, dated February 21, 2006 (the “Plan of Reorganization”), of the Corporation. The Corporation issued the Trust Shares (along with cash) to the Trust in discharge of all of its present and future asbestos-related personal injury claims.
     The Trust initially reported its ownership of the Trust Shares on a Schedule 13G filed on February 9, 2007. As a result of the transactions discussed in Items 3, 4 and 6 below, beginning with this Schedule 13D, the Trust will be reporting its ownership of Issuer Common Stock on Schedule 13D.

Item 1.	Security and Issuer.
     This Schedule 13D filed by the Trust relates to the Issuer Common Stock of the Corporation, a Pennsylvania corporation, whose principal executive offices are located at P. O. Box 3001, Lancaster, Pennsylvania, 17604.

Item 2.	Identity and Background.
     Information regarding the Trust and its trustees (individually, a “Trustee” and collectively, the “Trustees”) is set forth below.
     The Trust
     The Trust is a trust organized under the laws of Delaware established for the purpose of satisfying asbestos-related injury claims of the Corporation. The Trust’s principal offices are located at 818 N. Washington Street, Wilmington, Delaware 19801-1510, Attention: Harry Huge, Managing Trustee. The Trust has not been convicted in a criminal proceeding in the last five (5) years. During the last five (5) years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Trust being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Anne M. Ferrazi — Trustee
     (a) Anne M. Ferrazi
     (b)-(c) 11923 Winwood Lane, Houston, Texas 77024. Ms. Ferrazi serves as trustee to numerous personal injury trusts similar to the Trust.
     (d) Ms. Ferrazi, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Ferrazi, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Ferrazi being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizen of United States of America.
     Harry Huge — Trustee
     (a) Harry Huge
     (b)-(c) Mr. Huge is an attorney with The Huge Law Firm PLLC, 25 East Battery Street, Charleston, South Carolina 29401.
     (d) Mr. Huge, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Huge, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Huge being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizen of United States of America.
     Richard Neville — Trustee
     (a) Richard Neville.
     (b) 71 S. Wacker Drive, Suite 3090, Chicago, Illinois 60606.
     (c) Mr. Neville is a mediator with JAMS, the largest private alternative dispute resolution (ADR) provider in the world. Mr. Neville’s primary business address is 71 S. Wacker Drive, Suite 3090, Chicago, Illinois 60606.
     (d) Mr. Neville, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Neville, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Neville being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizen of United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Trust acquired 36,981,480 shares of Issuer Common Stock (the “Trust Shares”) under the Plan of Reorganization. The Corporation issued the Trust Shares (along with cash) to the Trust in discharge of all of its present and future asbestos-related personal injury claims.
     See Item 4 for information regarding the transaction among the Trust, TPG Partners V, L.P. (“TPG Partners V”) and TPG Partners VI, L.P. (“TPG Partners VI” and with TPG Partners V, the “TPG Funds”). See Item 5 for additional information regarding the TPG Funds.

Item 4.	Purpose of Transaction.
     The Trust and TPG Funds have entered into a Purchase and Sale Agreement, dated August 10, 2009 (the “Purchase and Sale Agreement”), pursuant to which the Trust has agreed to sell to TPG Funds 7,000,000 shares of Issuer Common Stock (the “Initial Shares”) at a price of $22.31 per share in cash (the “Per Share Price”). Simultaneously with the purchase and sale of the Initial Shares (such date, the “Closing Date”), the Trust and the TPG Funds will enter into a Prepaid Share Forward Confirmation, substantially in the form attached as Exhibit 4 (the “Confirmation”) pursuant to which the TPG Funds will purchase from the Trust economic interests in the equivalent of an additional 1,039,777 shares of Issuer Common Stock (the “Initial Interests” together with the Initial Shares, the “Initial Investment”) at the Per Share Price, subject to the ISDA Master Agreement and the related Collateral Annex, by and between the Trust and the TPG Funds, substantially in the form attached as Exhibit 5 (the “Collateral Annex”) pursuant to which the Trust will pledge 1,039,777 shares of Issuer Common Stock as collateral for its obligations under the Confirmation. The Confirmation provides that the Initial Interests will be cash-settled on the third currency business day following the 20th scheduled trading day beginning on November 4, 2013, with an option for the Trust to physically settle at its election. The aggregate consideration for the purchase of the Initial Shares and the Initial Interests will be approximately $180,000,000 in cash.
Shareholders’ Agreement
     On the Closing Date, simultaneously with the purchase and sale of the Initial Investment, the Trust and TPG Funds will enter a Shareholders’ Agreement, substantially in the form attached as Exhibit 6 (the “Shareholders’ Agreement”), which provides for certain rights and obligations between the parties thereto.
Composition of the Corporation’s Board of Directors
     The Corporation’s Amended and Restated Articles of Incorporation (the “Charter”) requires that the Board of Directors shall nominate or, in the case of those candidates nominated by others, recommend for election as directors, at least a majority of persons who qualify as independent as defined therein and the Trust has agreed to such restriction pursuant to the Stockholder and Registration Rights Agreement dated as of October 2, 2006 between the Corporation and the Trust (see Exhibit 2 to this Schedule 13D). Under the Shareholders’ Agreement, the Trust and the TPG Funds have agreed to take all necessary actions for the Corporation Board of Directors to consist of 11 directors and, in addition to the two designees of the Trust and the two TPG Directors, include the Corporation’s Chief Executive Officer and six independent directors (within the meaning of the Charter) mutually agreed upon by the Trust and TPG. In addition, each of the Trust and TPG have the right to appoint one observer to the Board of Directors of the Corporation.
Temporary Restrictions on Trust’s Right to Vote in Favor of Certain Business Combinations
     Under the Shareholders’ Agreement, for 24 months following the Closing Date, the Trust will take all necessary actions to oppose and not otherwise support or facilitate certain types of mergers, consolidations, share exchanges, tender offers and other business combination transactions, unless certain conditions set forth in the Shareholders’ Agreement are met.
Certain Temporary Transfer Restrictions
     In the Shareholders’ Agreement, the Trust has agreed with the TPG Funds that it will not sell additional shares of Issuer Common Stock for a period of 270 days following the Closing Date except in the case of a bona fide financial emergency.
Other Rights
     The Shareholders’ Agreement includes certain reciprocal and shareholder agreement provisions, including a right of first offer on certain sales of Issuer Common Stock by either party and tag-along rights in the event of certain sales to third parties. The Trust has agreed to transfer to the TPG Funds its registration rights under an existing agreement with the Issuer to the extent they relate to the Initial Shares and any shares of Issuer Common Stock delivered to the TPG Funds from the Trust in the event of physical settlement under the Confirmation. The TPG Funds agreed that, for a period of eighteen months following the Closing Date, under certain circumstances, if the TPG Funds sell any of the Initial Shares they will make a payment to the Trust of one-half of any net profit on the sale.
General
     In addition to and subject to the foregoing, the Trust, at any time and from time to time may sell additional shares of Issuer Common Stock or economic interests in the shares of Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of the Trust and/or other considerations. The Trust also intends to monitor closely the dividend policy of the Corporation, taking into account the Corporation’s capital structure and needs and, subject to such factors, the Trust’s portfolio and liquidity considerations generally.
     In addition, the Trust intends to continue their review of the Corporation’s business and, working with the Corporation’s board of directors and management team..
     Other than as described above, the Trust currently has no any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Trust may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

     References to and descriptions of the Purchase and Sale Agreement, the Confirmation and the Collateral Annex, the Shareholders’ Agreement and the Charter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the form of or full text of such documents, as the case may be, set forth in Item 7 and incorporated in this Item 4 by this reference.

Item 5.	Interest in Securities of Issuer.
     (a)-(b) See Items 7-11 and 13 on page 2. As a result of the execution and delivery of the Shareholders’ Agreement, the TPG Reporting Persons (defined below) and the Trust will be deemed members of a group and to beneficially own the other’s shares of Issuer Common Stock. The Trust Shares will represent approximately 52.2% of the outstanding shares of Issuer Common Stock.
     The following information regarding the TPG Reporting Persons is based solely on information provided by the TPG Reporting Persons.
     The “TPG Reporting Persons” means: TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), TPG Advisors VI, Inc., a Delaware Corporation (“Advisors VI”), David Bonderman and James G. Coulter. The business address of each of the TPG Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
     The principal business of each of Advisors V and Advisors VI is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies.
     Advisors V is the sole general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which in turn is the sole general partner of TPG Partners V.
     Advisors VI is the sole general partner of TPG GenPar VI, L.P., a Delaware limited partnership (“TPG GenPar VI”), which in turn is the sole general partner of TPG Partners VI.
     The present principal occupation of David Bonderman is Chairman of the Board and President of Advisors V, Advisors VI and other affiliated entities.
     The present principal occupation of James G. Coulter is director and Vice President of Advisors V, Advisors VI and other affiliated entities.
     The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors V are listed on Schedule I. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule II.
     Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

     During the past five years none of the TPG Reporting Persons (or, to the knowledge of the TPG Reporting Persons, any of the persons listed on Schedules I and II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) None.
     (d) See Item 4.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The information set forth in Item 4 is incorporated in this Item 6 by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit
Number	Description of Exhibits
1.	The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust Agreement dated as of October 2, 2006, by and among Armstrong World Industries, Inc. and the trustees of the Trust (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K dated October 2, 2006).

2.	Stockholder and Registration Rights Agreement dated as of October 2, 2006, by and between the Corporation and the Trust (incorporated by reference from Exhibit 10.3 to the Corporation’s Current Report on Form 8-K dated October 2, 2006).

3.	Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P. and the Trust (incorporated by reference from Exhibit 2 to the Schedule 13D filed by the TPG Reporting Persons on August 10, 2009 with respect to the Issuer Common Stock).

4.	Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and the Trust (included as Exhibit B to Exhibit 3).

5.	Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. the Trust (included as Exhibit C to Exhibit 3).

6.	Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and the Trust (included as Exhibit A to Exhibit 3).

Exhibit
Number	Description of Exhibits

7.	Amended and Restated Articles of Incorporation of the Corporation (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Corporation on October 2, 2006).

8.	Power of Attorney

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 11, 2009

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

By: *

Name:
Title:

/s/ Edward E. Steiner

*By: Edward E. Steiner, as Attorney-in-Fact

SCHEDULE I
The names of the directors and the names and titles of the executive officers of Advisors V and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors V, and each individual is a United States citizen.

Name	Position	Address

David Bonderman	Chairman of the Board, President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

James G. Coulter	Director, Vice President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

John E. Viola	Vice President, Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Clive D. Bode	Vice President, Secretary	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Jonathan J. Coslet	Vice President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

David Reintjes	Chief Compliance Officer,	301 Commerce Street
	Assistant Secretary	Suite 3300
Fort Worth, TX 76102

G. Douglas Puckett	Assistant Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Steven A. Willmann	Assistant Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

SCHEDULE II
The names of the directors and the names and titles of the executive officers of Advisors VI and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors VI, and each individual is a United States citizen.

Name	Position	Address

David Bonderman	Chairman of the Board, President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

James G. Coulter	Director, Vice President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

John E. Viola	Vice President, Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Clive D. Bode	Vice President, Secretary	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Jonathan J. Coslet	Vice President	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

David Reintjes	Chief Compliance Officer,	301 Commerce Street
	Assistant Secretary	Suite 3300
Fort Worth, TX 76102

G. Douglas Puckett	Assistant Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Steven A. Willmann	Assistant Treasurer	301 Commerce Street
Suite 3300
Fort Worth, TX 76102

Exhibit 8
POWER OF ATTORNEY
     Know by all these presents, that the undersigned, hereby makes, constitutes and appoints each of Kevin E. Irwin, Edward E. Steiner, Gary P. Kreider and Mark A. Weiss, the attorneys-in-fact (the “Attorneys-In-Fact”) of the undersigned, with full power and authority, including without limitation the power of substitution and resubstitution, acting together or separately, in the name of and for and on behalf of himself:
     (a) For the purpose of complying with the requirements of the Securities Act of 1933, as amended, and the rules of the Securities and Exchange Commission (the “Commission”) promulgated thereunder (collectively, the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the rules of the Commission promulgated thereunder (collectively, the “Exchange Act”), to prepare or cause to be prepared, execute, sign and file with the Commission and all applicable securities exchanges on behalf of the undersigned all statements, reports and other filings (including without limitation any amendments thereto) required to be filed by the undersigned under the Securities Act or the Exchange Act, including without limitation all Schedules 13D, Schedules 13G, Schedules 13E-3, and Schedules 14D-1 with respect to the securities of Armstrong World Industries, Inc. (the “Company”); and
     (b) To make, execute, acknowledge, and deliver such other documents, letters, and other writings, including communications to the Commission, and in general to do all things and to take all actions, which the Attorneys-In-Fact in his or her sole discretion may consider necessary or proper in connection with or to carry out the objective of complying with the Securities Act and the Exchange Act, as fully as could the undersigned if personally present and acting. The Attorneys-In-Fact are hereby empowered to determine in his/her sole discretion the time or times when, purpose for and manner in which any power therein conferred upon him or her shall be exercised, and the conditions, provisions, or other contents or any report, instrument or other document which may be executed by him or her pursuant hereto.
     The undersigned hereby ratifies all that the Attorneys-In-Fact or his or her substitute or substitutes shall do under the authority of this Power of Attorney.
     The undersigned hereby agrees that the Attorneys-in-Fact shall be entitled to rely on instructions and authorization from any one (1) of the undersigned on behalf of all of the undersigned in any matter relating to the authority granted to the Attorneys-in-Fact pursuant to this Power of Attorney.
     The Attorneys-In-Fact shall have full power to make and substitute any other Attorneys-In-Fact in his or her place and stead. The term “Attorneys-In-Fact” shall include the respective substitutes of any Attorneys-In-Fact.
     The undersigned acknowledges that the foregoing Attorneys-In-Fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with the Securities Act or the Exchange Act.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to make filings with the Securities and Exchange Commission with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing Attorneys-In-Fact.
[Signature page follows; remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2009.

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust
By:	/s/ Anne M. Ferrazi
Print Name: Anne M. Ferrazi
Title: Trustee

By:	/s/ Harry Huge
Print Name: Harry Huge
Title: Trustee

By:	/s/ Richard Neville
Print Name: Richard Neville
Title: Trustee